Hume, Kieran Inc. Investor Relations Counsel

HUME, KIERAN

The Lumsden Building
6 Adelaide Street East
9th Floor
Toronto, ON M5C 1H6

Tel: (416) 868-1079
Fax: (416) 868-6198
Email: hki@humekieran.on.ca
www.humekieran.on.ca

02042596

Exemption number 82-4644

Friday, June 28, 2002

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

SUPPL

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

02 JUL 16 AM 12:56

Dear Mr. Dudek:

Herewith a Parkland Industries Ltd. press release (June 28, 2002: Parkland Industries Ltd. and Parkland Income Fund Announce Completion of Arrangement to Convert Parkland Industries Ltd. into an Income Fund), to be filed as required by Rule 12g3-2(b).

Sincerely,

Brenda Orser

Brenda Orser
Associate

dlw 7/16

FOR IMMEDIATE RELEASE: Friday, June 28, 2002

PARKLAND INDUSTRIES LTD. AND PARKLAND INCOME FUND ANNOUNCE COMPLETION OF ARRANGEMENT TO CONVERT PARKLAND INDUSTRIES LTD. INTO AN INCOME FUND

Red Deer, Alberta, June 28, 2002 – Parkland Industries Ltd. (TSX:PKI) and Parkland Income Fund (TSX:PKI.UN) announced today the completion effective June 28, 2002 of the plan of arrangement ("Arrangement") whereby Parkland Industries Ltd. has been reorganized into an income trust called Parkland Income Fund (the "Fund").

Under the terms of the Arrangement, shareholders of Parkland Industries Ltd. could elect to receive, in exchange for each common share, i) two units ("Units") in the Fund, or ii) two units ("Rollover LP Units") in a limited partnership (the "Controlled Limited Partnership") controlled by the Fund. Pursuant to the Arrangement, an aggregate of 5,155,156 Units of the Fund and 6,929,820 Rollover LP Units have been issued. Each Rollover LP Unit is intended to have the same economic rights and benefits as a Unit and is exchangeable for one Unit until June 30, 2008.

In addition, under the terms of the Arrangement, shareholders of Parkland Industries Ltd. were entitled to receive, in exchange for each common share, $1.00 in cash as a return of capital. Pursuant to the Arrangement, an aggregate of $6,042,488 will be paid to former Parkland Industries Ltd. shareholders.

Prior to the completion of the Arrangement, all of the outstanding options of Parkland Industries Ltd. were exercised and an aggregate of 493,000 common shares were issued on exercise of these options.

The initial level of monthly distributions payable to holders of Units and Rollover LP Units has been set at $0.14 per Unit and Rollover LP Unit to be payable on August 15, 2002 to holders of Units or Rollover LP Units of record on July 31, 2002.

Units of the Fund are expected to commence trading on the TSX under the symbol PKI.UN by July 4, 2002. Certificates for shares of Parkland Industries Ltd. will represent Units of the Fund issued pursuant to the Arrangement until deposited in exchange for certificates representing Units of the Fund. Holders of Parkland Industries Ltd. common shares who have submitted their certificates representing their shares will be sent certificates representing Units of the Fund or Rollover LP Units as elected by them together with the $1.00 per common share cash payment to which they are entitled. Letters of transmittal will be sent to registered shareholders of Parkland Industries Ltd. requesting that any certificates representing Parkland Industries Ltd. shares not already surrendered be submitted and holders of these share certificates must complete and submit the letter of transmittal in accordance with its instructions in order to receive Units as well as the $1.00 per common share cash payment to which such holders are entitled.

RBC Capital Markets provided advisory services to a Special Committee of the Board of Directors of Parkland Industries Ltd. and provided an opinion to the Special Committee as to the fairness of the Arrangement, from a financial point of view, to the Parkland Industries Ltd. shareholders.

The Fund is an unincorporated open-ended limited purpose trust established under the laws of the Province of Alberta. The Fund, together with the Controlled Limited Partnership that issued the Rollover LP Units, own, indirectly, securities which collectively represent the right to receive all cash flow available for distribution from the business of Parkland Industries Ltd., after debt service payments, maintenance capital expenditures and other cash requirements.

Parkland Industries Ltd. operates a retail and wholesale fuels and convenience store business under its marketing brands *Fas Gas*, *Race Trac* and *Short Stop*. Parkland Industries Ltd. has developed a strong market niche in western and northern Canada by focusing on non-urban markets.

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For further information, contact:

Parkland Industries Ltd., Administrator of Parkland Income Fund

Red Deer:	Andrew B. Wiswell, President and CEO	(403) 357-6400
Red Deer:	John G. Schroeder, Vice President, Finance/CFO	(403) 357-6400
Toronto:	Jon W. Kieran, Investor Relations	(416) 868-1079
or	visit Parkland's web site at **www.parklandindustries.com**.	